Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2019

BEIJING, CHINA, March 20, 2020 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2019.

Fourth Quarter of 2019 Highlights

•	Net revenues increased by 22% year over year to RMB4,687.9 million (US$673.4 million*) in the fourth quarter of 2019.

•	Net income attributable to Momo Inc. increased to RMB1,055.9 million (US$151.7 million) in the fourth quarter of 2019 from RMB660.8 million in the same period of 2018.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased to RMB1,252.5 million (US$179.9 million) in the fourth quarter of 2019, from RMB887.4 million in the same period of 2018.

•	Diluted net income per American Depositary Share (“ADS”) was RMB4.74 (US$0.68) in the fourth quarter of 2019, compared to RMB3.04 in the same period of 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB5.61 (US$0.81) in the fourth quarter of 2019, compared to RMB4.05 in the same period of 2018.

•	Monthly Active Users (“MAU”) on Momo application were 114.5 million in December 2019, compared to 113.3 million in December 2018.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 4.5 million paying users of Tantan, were 13.8 million for the fourth quarter of 2019, compared to 13.0 million for the fourth quarter of 2018, which included 3.9 million paying users of Tantan.

Full Year 2019 Highlights

•	Net revenues increased 27% year over year to RMB17,015.1 million (US$2,444.1 million) for the full year of 2019.

•	Net income attributable to Momo Inc. was RMB2,970.9 million (US$426.7 million) for the full year of 2019, compared with RMB2,815.8 million for 2018.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB4,493.3 million (US$645.4 million) for the full year of 2019, compared with RMB3,462.1 million for 2018.

•	Diluted net income per ADS was RMB13.52 (US$1.94) for the full year of 2019, compared with RMB13.18 for 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB20.26 (US$2.91) for the full year of 2019, compared with RMB16.17 for 2018.

“2019 was a fruitful year, with total net revenue up by 27%, net income up by 6% and Non-GAAP net income up by 30%. The strong financial performance is a testament of the competence of our team,” commented Yan Tang, Chairman and CEO of Momo. “Looking into the year 2020, we are going to continue to focus on enhancing user experience and drive product innovations in order to capture the many growth opportunities ahead of us.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Fourth Quarter of 2019 Financial Results

Net revenues

Total net revenues were RMB4,687.9 million (US$673.4 million) in the fourth quarter of 2019, an increase of 22% from RMB3,843.9 million in the fourth quarter of 2018.

Live video service revenues were RMB3,383.5 million (US$486.0 million) in the fourth quarter of 2019, an increase of 14% from RMB2,959.2 million during the same period of 2018, as a result of the effective growth strategy to apply different products and operational efforts for different cohorts of users.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,189.1 million (US$170.8 million) in the fourth quarter of 2019, an increase of 65% from RMB722.4 million during the same period of 2018. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more functions launched and more paying scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan.

Mobile marketing revenues were RMB93.0 million (US$13.4 million) in the fourth quarter of 2019, a decrease of 24% from RMB122.1 million during the same period of 2018. The decrease in mobile marketing revenues was primarily caused by the decreased demand from our advertising and marketing customers and the decrease in advertisement properties on Momo’s platform.

Mobile games revenues were RMB14.4 million (US$2.1 million) in the fourth quarter of 2019, a decrease of 43% from RMB25.5 million in the fourth quarter of 2018. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from Momo segment increased from RMB3,609.3 million in the fourth quarter of 2018 to RMB4,317.3 million (US$620.1 million) in the fourth quarter of 2019, primarily driven by the significant increase in net revenues from live video service and value-added service. Net revenues from Tantan segment increased from RMB223.0 million in the fourth quarter of 2018 to RMB369.8 million (US$53.1million) in the fourth quarter of 2019, which was mainly due to the increase in the number of paying users of Tantan.

Cost and expenses

Cost and expenses were RMB3,581.1 million (US$514.4 million) in the fourth quarter of 2019, an increase of 12% from RMB3,195.7 million in the fourth quarter of 2018. The increase was primarily attributable to: (a) an increase in revenue sharing with broadcasters related to our live video service and virtual gift recipients; (b) an increase in marketing and promotional expenses to attract users on both Momo and Tantan platforms and to promote our live video services; (c) an increase in infrastructure-related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform. The increase was partially offset by a decrease in production cost in connection with a television program.

Non-GAAP cost and expenses (note 1) were RMB3,374.9 million (US$484.8 million) in the fourth quarter of 2019, an increase of 14% from RMB2,959.6 million during the same period of 2018.

Other operating income

Other operating income was RMB142.6 million (US$20.5 million) in the fourth quarter of 2019, an increase from RMB141.4 million during the fourth quarter of 2018. The other operating income mainly consisted of government incentives.

Income from operations

Income from operations was RMB1,249.4 million (US$179.5 million) in the fourth quarter of 2019, compared to RMB789.6 million during the same period of 2018. Income from operations of Momo segment was RMB1,458.5 million (US$209.5 million) in the fourth quarter of 2019, increasing from RMB1,092.6 million in the fourth quarter of 2018. Loss from operations of Tantan segment was RMB202.7 million (US$29.1 million) in the fourth quarter of 2019, compared to loss from operations of RMB219.9 million in the fourth quarter of 2018.

Non-GAAP income from operations (note 1) was RMB1,455.7 million (US$209.1 million) in the fourth quarter of 2019, compared to RMB1,025.7 million during the same period of 2018. Non-GAAP income from operations of Momo segment was RMB1,593.9 million (US$229.0 million) in the fourth quarter of 2019, increasing from RMB1,200.8 million in the fourth quarter of 2018. Non-GAAP loss from operations of Tantan segment was RMB135.0 million (US$19.4 million) in the fourth quarter of 2019, compared to non-GAAP loss from operations of RMB92.6 million in the fourth quarter of 2018.

Income tax expenses

Income tax expenses were RMB253.7 million (US$36.4 million) in the fourth quarter of 2019, increasing from RMB183.3 million in the fourth quarter of 2018. The increase was mainly because we generated higher profit in the fourth quarter of 2019.

Net income

Net income was RMB1,052.3 million (US$151.2 million) in the fourth quarter of 2019, compared to RMB646.4 million during the same period of 2018. Net income from Momo segment was RMB1,246.9 million (US$179.1 million) in the fourth quarter of 2019, increasing from RMB940.5 million in the fourth quarter of 2018. Net loss from Tantan segment was RMB188.2 million (US$27.0 million) in the fourth quarter of 2019, compared to net loss of RMB206.4 million in the fourth quarter of 2018.

Non-GAAP net income (note 1) was RMB1,248.9 million (US$179.4 million) in the fourth quarter of 2019, compared to RMB873.0 million during the same period of 2018. Non-GAAP net income from Momo segment was RMB1,382.3 million (US$198.6 million) in the fourth quarter of 2019, increasing from RMB1,048.7 million in the fourth quarter of 2018. Non-GAAP net loss of Tantan segment was RMB130.2 million (US$18.7 million) in the fourth quarter of 2019, compared to non-GAAP net loss of RMB88.5 million in the fourth quarter of 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB1,055.9 million (US$151.7 million) in the fourth quarter of 2019, compared to RMB660.8 million during the same period of 2018.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB1,252.5 million (US$179.9 million) in the fourth quarter of 2019, compared to RMB887.4 million during the same period of 2018.

Net income per ADS

Diluted net income per ADS was RMB4.74 (US$0.68) in the fourth quarter of 2019, compared to RMB3.04 in the fourth quarter of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB5.61 (US$0.81) in the fourth quarter of 2019, compared to RMB4.05 in the fourth quarter of 2018.

Cash and cash flow

As of December 31, 2019, Momo’s cash, cash equivalents and term deposits totaled RMB14,925.3 million (US$2,143.9 million), compared to RMB11,292.6 million as of December 31, 2018. Net cash provided by operating activities in the fourth quarter of 2019 was RMB1,675.1 million (US$240.6 million), compared to RMB1,163.4 million in the fourth quarter of 2018.

Full Year 2019 Financial Results

Net revenues for the full year of 2019 were RMB17,015.1 million (US$2,444.1 million), an increase of 27% from RMB13,408.4 million in the same period of 2018, primarily driven by the significant increase in net revenues from live video service and value-added service.

Net income attributable to Momo Inc. was RMB2,970.9 million (US$426.7 million) for the full year of 2019, compared to RMB2,815.8 million during the same period of 2018.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB4,493.3 million (US$645.4 million) for the full year of 2019, compared to RMB3,462.1 million during the same period of 2018.

Diluted net income per ADS was RMB13.52 (US$1.94) during the full year of 2019, compared to RMB13.18 in the same period of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB20.26 (US$2.91) during the full year of 2019, compared to RMB16.17 in the same period of 2018.

Net cash provided by operating activities was RMB5,448.9 million (US$782.7 million) during the full year of 2019, compared to RMB3,327.7 million in the same period of 2018.

Recent Development - Declaration of Special Cash Dividend

Momo’s board of directors has declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend will be paid on April 30, 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend date will be April 7, 2020. The aggregate amount of cash dividends to be paid is approximately US$161 million, which will be funded by surplus cash on the Company’s balance sheet.

Business Outlook

For the first quarter of 2020, the Company expects total net revenues to be between RMB3.45 billion to RMB3.55 billion, representing a decrease of 7.3% to 4.6% year over year. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Thursday, March 19, 2020, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 19, 2020).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 26, 2020. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 3264508

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the first quarter of 2020.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and full year of 2019 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2020 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, and the impact of the COVID-19 to Momo’s business operations and the economy in China. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,959,222	3,383,477	486,006	10,709,491	12,448,131	1,788,062
Value-added service	722,414	1,189,114	170,806	1,883,150	4,105,963	589,785
Mobile marketing	122,143	92,991	13,357	500,321	331,822	47,663
Mobile games	25,502	14,418	2,071	130,392	92,451	13,280
Other services	14,635	7,898	1,134	185,067	36,722	5,275

Total net revenues	3,843,916	4,687,898	673,374	13,408,421	17,015,089	2,444,065
Cost and expenses:
Cost of revenues	(2,099,265)	(2,351,309)	(337,744)	(7,182,897)	(8,492,096)	(1,219,813)
Research and development	(243,499)	(292,188)	(41,970)	(760,644)	(1,095,031)	(157,291)
Sales and marketing	(618,268)	(725,029)	(104,144)	(1,812,262)	(2,690,824)	(386,513)
General and administrative	(234,700)	(212,603)	(30,539)	(640,023)	(1,527,282)	(219,380)

Total cost and expenses	(3,195,732)	(3,581,129)	(514,397)	(10,395,826)	(13,805,233)	(1,982,997)
Other operating income	141,420	142,646	20,490	253,697	344,843	49,534

Income from operations	789,604	1,249,415	179,467	3,266,292	3,554,699	510,602
Interest income	89,766	108,205	15,543	272,946	407,542	58,540
Interest expense	(19,646)	(20,190)	(2,900)	(56,503)	(78,611)	(11,292)
Impairment loss on long-term investments	(43,200)	—	—	(43,200)	(15,711)	(2,257)

Income before income tax and share of income on equity method investments	816,524	1,337,430	192,110	3,439,535	3,867,919	555,593
Income tax expenses	(183,338)	(253,704)	(36,442)	(699,648)	(883,801)	(126,950)

Income before share of income on equity method investments	633,186	1,083,726	155,668	2,739,887	2,984,118	428,643
Share of income (loss) on equity method investments	13,221	(31,406)	(4,511)	48,660	(23,350)	(3,354)

Net income	646,407	1,052,320	151,157	2,788,547	2,960,768	425,289

Less: net loss attributable to non-controlling interest	(14,430)	(3,579)	(514)	(27,228)	(10,122)	(1,454)

Net income attributable to Momo Inc.	660,837	1,055,899	151,671	2,815,775	2,970,890	426,743

Net income per share attributable to ordinary shareholders
Basic	1.60	2.53	0.36	6.92	7.15	1.03
Diluted	1.52	2.37	0.34	6.59	6.76	0.97
Weighted average shares used in calculating net income per ordinary share
Basic	413,732,538	416,878,784	416,878,784	407,009,875	415,316,627	415,316,627
Diluted	447,773,521	453,937,852	453,937,852	433,083,643	451,206,091	451,206,091

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	646,407	1,052,320	151,157	2,788,547	2,960,768	425,289
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	5,171	(39,524)	(5,677)	198,654	(8,835)	(1,269)

Comprehensive income	651,578	1,012,796	145,480	2,987,201	2,951,933	424,020
Less: comprehensive loss attributed to the non-controlling interest	(14,535)	(8,637)	(1,241)	(24,613)	(8,081)	(1,161)

Comprehensive income attributable to Momo Inc.	666,113	1,021,433	146,721	3,011,814	2,960,014	425,181

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2018 RMB	December 31 2019 RMB	December 31 2019 US$
Assets
Current assets
Cash and cash equivalents	2,468,034	2,612,743	375,297
Term deposits	8,824,610	12,312,585	1,768,592
Accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB12,209 as of December 31, 2018 and 2019, respectively	719,606	265,155	38,087
Amounts due from a related party	—	4,382	629
Prepaid expenses and other current assets	620,979	599,000	86,041

Total current assets	12,633,229	15,793,865	2,268,646
Long-term deposit	—	300,000	43,092
Right-of-use assets, net[1]	—	190,552	27,371
Property and equipment, net	387,532	346,345	49,749
Intangible assets	1,036,986	890,303	127,884
Rental deposits	24,192	25,028	3,595
Long-term investments	447,465	495,905	71,232
Deferred tax assets	57,786	37,064	5,324
Other non-current assets	71,519	44,009	6,322
Goodwill	4,306,829	4,360,610	626,362

Total assets	18,965,538	22,483,681	3,229,577

Liabilities and equity
Current liabilities
Accounts payable	718,362	714,323	102,604
Deferred revenue	441,892	503,461	72,318
Accrued expenses and other current liabilities	846,710	985,873	141,611
Amount due to related parties	82,948	29,606	4,253
Lease liabilities due within one year[1]	—	135,169	19,416
Income tax payable	137,090	153,976	22,117
Deferred consideration in connection with business acquisitions	469,274	84,346	12,116

Total current liabilities	2,696,276	2,606,754	374,435
Deferred tax liabilities	259,247	222,576	31,971
Convertible senior notes	4,877,116	4,954,352	711,648
Share-based compensation liability	86,767	902,047	129,571
Lease liabilities[1]	—	56,498	8,115
Other non-current liabilities	23,273	22,672	3,257

Total liabilities	7,942,679	8,764,899	1,258,997
Shareholder’s equity (i)	11,022,859	13,718,782	1,970,580

Total liabilities and shareholder’s equity	18,965,538	22,483,681	3,229,577

(i): As of December 31, 2019, the number of ordinary shares issued and outstanding was 417,279,310.

[1]	On January 1, 2019, the Company adopted ASU 2016-02, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			Year
	ended December 31			ended December 31
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	646,407	1,052,320	151,157	2,788,547	2,960,768	425,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	42,244	51,385	7,381	148,238	198,237	28,475
Amortization of intangible assets	39,522	40,239	5,780	93,030	157,954	22,689
Share-based compensation	198,013	167,458	24,054	580,813	1,408,232	202,279
Share of (income) loss on equity method investments	(13,221)	31,406	4,511	(48,660)	23,350	3,354
Impairment loss on long-term investments	43,200	—	—	43,200	15,711	2,257
Income on disposal of property and equipment	(44)	—	—	(1,283)	(398)	(57)
Provision of allowance for doubtful accounts	—	—	—	(585)	12,209	1,754
Changes in operating assets and liabilities:
Accounts receivable	(84,973)	110,340	15,849	(440,644)	442,176	63,515
Prepaid expenses and other current assets	14,190	49,554	7,118	(67,304)	26,372	3,788
Amount due from related parties	56	(2,776)	(399)	33,463	(4,382)	(629)
Rental deposits	(4,062)	(474)	(68)	(3,817)	(836)	(120)
Deferred tax assets	(39,874)	(2,582)	(371)	(10,961)	20,722	2,977
Other non-current assets	(670)	(3,411)	(490)	(45,534)	(24,022)	(3,451)
Accounts payable	(18,987)	98,021	14,080	233,713	52,246	7,505
Income tax payable	81,097	39,938	5,737	(38,791)	16,886	2,426
Deferred revenue	12,470	6,852	984	(14,249)	61,641	8,854
Accrued expenses and other current liabilities	235,104	75,791	10,887	51,903	212,349	30,502
Amount due to related parties	25,349	235	34	43,024	(53,032)	(7,618)
Deferred tax liability	(9,547)	(10,060)	(1,445)	(22,923)	(45,382)	(6,519)
Other non-current liabilities	(2,915)	(29,153)	(4,188)	6,538	(31,915)	(4,584)

Net cash provided by operating activities	1,163,359	1,675,083	240,611	3,327,718	5,448,886	782,686
Cash flows from investing activities:
Purchase of property and equipment	(81,243)	(32,109)	(4,612)	(242,843)	(186,522)	(26,792)
Proceeds from disposal of property and equipment	4	4	1	2,214	808	116
Payment for long-term investments	(3,000)	(21,500)	(3,088)	(65,125)	(64,500)	(9,265)
Prepayment of long-term investments	(8,000)	—	—	(55,000)	(15,000)	(2,155)
Payment for business acquisition, net of cash acquired	(40,632)	—	—	(3,318,841)	—	—
Purchase of term deposits	(5,300,000)	(7,650,000)	(1,098,854)	(20,287,302)	(22,151,135)	(3,181,811)
Cash received on maturity of term deposits	4,600,000	6,036,000	867,017	13,922,393	18,686,430	2,684,138
Payment for short-term investments	(103,000)	(80,000)	(11,491)	(457,200)	(360,000)	(51,711)
Cash received from sales of short-term investment	218,000	120,000	17,237	467,700	360,000	51,711
Purchase of long-term deposits	—	(300,000)	(43,092)	—	(300,000)	(43,092)

Net cash used in investing activities	(717,871)	(1,927,605)	(276,882)	(10,034,004)	(4,029,919)	(578,861)
Cash flows from financing activities:
Proceeds from exercise of options	1	1	—	5,313	187	27
Deferred payment of purchase of property and equipment	(157)	(127)	(18)	(8,562)	(17,114)	(2,458)
Capital contribution from non-controlling interest shareholder	12	—	—	12	—	—
Dividends payment	—	—	—	—	(877,346)	(126,023)
Proceeds from bank loan	—	—	—	1,913,190	—	—
Repayment of bank loan	—	—	—	(2,041,680)	—	—
Deferred payment for business acquisition	—	—	—	—	(379,507)	(54,513)
Proceeds from issuance of Convertible Senior Notes, net of issuance cost of RMB113,673	—	—	—	4,820,387	—	—
Payment of issuance cost of convertible notes	(709)	—	—	(709)	—	—

Net cash (used in) provided by financing activities	(853)	(126)	(18)	4,687,951	(1,273,780)	(182,967)
Effect of exchange rate changes	1,439	(5,532)	(796)	24,175	(478)	(72)

Net increase (decrease) in cash, cash equivalents, and restricted cash	446,074	(258,180)	(37,085)	(1,994,160)	144,709	20,786
Cash, cash equivalents, and restricted cash at beginning of period	2,021,960	2,870,923	412,382	4,462,194	2,468,034	354,511

Cash, cash equivalents, and restricted cash at end of period	2,468,034	2,612,743	375,297	2,468,034	2,612,743	375,297

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	ended December 31, 2018					ended December 31, 2019					ended December 31, 2019
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(2,099,265)	18,471	5,498	—	(2,075,296)	(2,351,309)	18,818	7,601	—	(2,324,890)	(337,744)	2,703	1,092	—	(333,949)
Research and development	(243,499)	2,345	47,215	—	(193,939)	(292,188)	2,390	45,455	—	(244,343)	(41,970)	343	6,529	—	(35,098)
Sales and marketing	(618,268)	17,273	43,707	—	(557,288)	(725,029)	17,598	53,466	—	(653,965)	(104,144)	2,528	7,680	—	(93,936)
General and administrative	(234,700)	—	101,593	—	(133,107)	(212,603)	—	60,936	—	(151,667)	(30,539)	—	8,753	—	(21,786)

Cost and operating expenses	(3,195,732)	38,089	198,013	—	(2,959,630)	(3,581,129)	38,806	167,458	—	(3,374,865)	(514,397)	5,574	24,054	—	(484,769)
Income from operations	789,604	38,089	198,013	—	1,025,706	1,249,415	38,806	167,458	—	1,455,679	179,467	5,574	24,054	—	209,095
Net income attributable to Momo Inc.	660,837	38,089	198,013	(9,522)	887,417	1,055,899	38,806	167,458	(9,701)	1,252,462	151,671	5,574	24,054	(1,394)	179,905

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	Year					Year					Year
	ended December 31, 2018					ended December 31, 2019					ended December 31, 2019
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(7,182,897)	42,336	21,661	—	(7,118,900)	(8,492,096)	73,817	23,972	—	(8,394,307)	(1,219,813)	10,603	3,443	—	(1,205,767)
Research and development	(760,644)	5,375	152,806	—	(602,463)	(1,095,031)	9,375	175,053	—	(910,603)	(157,291)	1,347	25,145	—	(130,799)
Sales and marketing	(1,812,262)	39,589	142,927	—	(1,629,746)	(2,690,824)	69,031	196,311	—	(2,425,482)	(386,513)	9,916	28,198	—	(348,399)
General and administrative	(640,023)	—	263,419	—	(376,604)	(1,527,282)	—	1,012,896	—	(514,386)	(219,380)	—	145,493	—	(73,887)

Cost and operating expenses	(10,395,826)	87,300	580,813	—	(9,727,713)	(13,805,233)	152,223	1,408,232	—	(12,244,778)	(1,982,997)	21,866	202,279	—	(1,758,852)
Income from operations	3,266,292	87,300	580,813	—	3,934,405	3,554,699	152,223	1,408,232	—	5,115,154	510,602	21,866	202,279	—	734,747
Net income attributable to Momo Inc.	2,815,775	87,300	580,813	(21,823)	3,462,065	2,970,890	152,223	1,408,232	(38,056)	4,493,289	426,743	21,866	202,279	(5,466)	645,422

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	3,383,477	—	—	3,383,477	486,006
Value-added service	819,325	369,789	—	1,189,114	170,806
Mobile marketing	92,991	—	—	92,991	13,357
Mobile games	14,418	—	—	14,418	2,071
Other services	7,111	—	787	7,898	1,134

Total net revenues	4,317,322	369,789	787	4,687,898	673,374
Cost and expenses (iii):
Cost of revenues	(2,222,912)	(127,748)	(649)	(2,351,309)	(337,744)
Research and development	(205,793)	(86,395)	—	(292,188)	(41,970)
Sales and marketing	(379,940)	(345,089)	—	(725,029)	(104,144)
General and administrative	(192,789)	(13,275)	(6,539)	(212,603)	(30,539)

Total cost and expenses	(3,001,434)	(572,507)	(7,188)	(3,581,129)	(514,397)
Other operating income	142,613	—	33	142,646	20,490

Income (loss) from operations	1,458,501	(202,718)	(6,368)	1,249,415	179,467
Interest income	105,947	2,197	61	108,205	15,543
Interest expense	(20,190)	—	—	(20,190)	(2,900)

Income (loss) before income tax and share of income on equity method investments	1,544,258	(200,521)	(6,307)	1,337,430	192,110
Income tax (expenses) benefits	(265,981)	12,277	—	(253,704)	(36,442)

Income (loss) before share of income on equity method investments	1,278,277	(188,244)	(6,307)	1,083,726	155,668
Share of loss on equity method investments	(31,406)	—	—	(31,406)	(4,511)

Net income (loss)	1,246,871	(188,244)	(6,307)	1,052,320	151,157

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	6,000	1,601	—	7,601	1,092
Research and development	26,980	18,475	—	45,455	6,529
Sales and marketing	45,971	7,495	—	53,466	7,680
General and administrative	56,467	1,384	3,085	60,936	8,753

Total cost and expenses	135,418	28,955	3,085	167,458	24,054

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,458,501	(202,718)	(6,368)	1,249,415	179,467
Share-based compensation	135,418	28,955	3,085	167,458	24,054
Amortization of intangible assets from business acquisitions	—	38,806	—	38,806	5,574

Non-GAAP operating income (loss)	1,593,919	(134,957)	(3,283)	1,455,679	209,095
Net income (loss)	1,246,871	(188,244)	(6,307)	1,052,320	151,157
Share-based compensation	135,418	28,955	3,085	167,458	24,054
Amortization of intangible assets from business acquisitions	—	38,806	—	38,806	5,574
Tax impacts	—	(9,701)	—	(9,701)	(1,394)

Non-GAAP net income (loss)	1,382,289	(130,184)	(3,222)	1,248,883	179,391

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended December 31, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	2,959,222	—	—	2,959,222	430,401
Value-added service	499,446	222,968	—	722,414	105,071
Mobile marketing	122,143	—	—	122,143	17,765
Mobile games	25,502	—	—	25,502	3,709
Other services	2,970	—	11,665	14,635	2,128

Total net revenues	3,609,283	222,968	11,665	3,843,916	559,074
Cost and expenses (iv):
Cost of revenues	(1,960,632)	(82,758)	(55,875)	(2,099,265)	(305,325)
Research and development	(202,486)	(41,013)	—	(243,499)	(35,415)
Sales and marketing	(363,798)	(251,286)	(3,184)	(618,268)	(89,923)
General and administrative	(130,062)	(67,935)	(36,703)	(234,700)	(34,136)

Total cost and expenses	(2,656,978)	(442,992)	(95,762)	(3,195,732)	(464,799)
Other operating income	140,269	85	1,066	141,420	20,569

Income (loss) from operations	1,092,574	(219,939)	(83,031)	789,604	114,844
Interest income	85,694	4,049	23	89,766	13,056
Interest expense	(19,646)	—	—	(19,646)	(2,857)
Impairment loss on long-term investments	(43,200)	—	—	(43,200)	(6,283)

Income (loss) before income tax and share of income on equity method investments	1,115,422	(215,890)	(83,008)	816,524	118,760
Income tax (expenses) benefits	(188,117)	9,522	(4,743)	(183,338)	(26,665)

Income (loss) before share of income on equity method investments	927,305	(206,368)	(87,751)	633,186	92,095
Share of income on equity method investments	13,221	—	—	13,221	1,923

Net income (loss)	940,526	(206,368)	(87,751)	646,407	94,018

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended December 31, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,126	1,372	—	5,498	800
Research and development	24,067	23,148	—	47,215	6,867
Sales and marketing	37,718	5,989	—	43,707	6,357
General and administrative	42,271	58,756	566	101,593	14,776

Total cost and expenses	108,182	89,265	566	198,013	28,800

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended December 31, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,092,574	(219,939)	(83,031)	789,604	114,844
Share-based compensation	108,182	89,265	566	198,013	28,800
Amortization of intangible assets from business acquisitions	—	38,089	—	38,089	5,539

Non-GAAP operating income (loss)	1,200,756	(92,585)	(82,465)	1,025,706	149,183
Net income (loss)	940,526	(206,368)	(87,751)	646,407	94,018
Share-based compensation	108,182	89,265	566	198,013	28,800
Amortization of intangible assets from business acquisitions	—	38,089	—	38,089	5,539
Tax impacts	—	(9,522)	—	(9,522)	(1,385)

Non-GAAP net income (loss)	1,048,708	(88,536)	(87,185)	872,987	126,972

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	12,448,131	—	—	12,448,131	1,788,062
Value-added service	2,846,057	1,259,906	—	4,105,963	589,785
Mobile marketing	331,822	—	—	331,822	47,663
Mobile games	92,451	—	—	92,451	13,280
Other services	22,354	—	14,368	36,722	5,275

Total net revenues	15,740,815	1,259,906	14,368	17,015,089	2,444,065
Cost and expenses (v):
Cost of revenues	(8,065,300)	(415,688)	(11,108)	(8,492,096)	(1,219,813)
Research and development	(797,471)	(297,560)	—	(1,095,031)	(157,291)
Sales and marketing	(1,521,511)	(1,162,912)	(6,401)	(2,690,824)	(386,513)
General and administrative	(641,269)	(851,099)	(34,914)	(1,527,282)	(219,380)

Total cost and expenses	(11,025,551)	(2,727,259)	(52,423)	(13,805,233)	(1,982,997)
Other operating income	323,444	—	21,399	344,843	49,534

Income (loss) from operations	5,038,708	(1,467,353)	(16,656)	3,554,699	510,602
Interest income	396,672	10,706	164	407,542	58,540
Interest expense	(78,611)	—	—	(78,611)	(11,292)
Impairment loss on long-term investments	(15,711)	—	—	(15,711)	(2,257)

Income (loss) before income tax and share of income on equity method investments	5,341,058	(1,456,647)	(16,492)	3,867,919	555,593
Income tax (expenses) benefits	(917,265)	33,464	—	(883,801)	(126,950)

Income (loss) before share of income on equity method investments	4,423,793	(1,423,183)	(16,492)	2,984,118	428,643
Share of income on equity method investments	(23,350)	—	—	(23,350)	(3,354)

Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768	425,289

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	20,393	3,579	—	23,972	3,443
Research and development	103,655	71,398	—	175,053	25,145
Sales and marketing	175,657	20,654	—	196,311	28,198
General and administrative	207,053	795,033	10,810	1,012,896	145,493

Total cost and expenses	506,758	890,664	10,810	1,408,232	202,279

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	5,038,708	(1,467,353)	(16,656)	3,554,699	510,602
Share-based compensation	506,758	890,664	10,810	1,408,232	202,279
Amortization of intangible assets from business acquisitions	—	152,223	—	152,223	21,866

Non-GAAP operating income (loss)	5,545,466	(424,466)	(5,846)	5,115,154	734,747
Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768	425,289
Share-based compensation	506,758	890,664	10,810	1,408,232	202,279
Amortization of intangible assets from business acquisitions	—	152,223	—	152,223	21,866
Tax impacts	—	(38,056)	—	(38,056)	(5,466)

Non-GAAP net income (loss)	4,907,201	(418,352)	(5,682)	4,483,167	643,968

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	10,709,491	—	—	10,709,491	1,557,631
Value-added service	1,465,152	417,998	—	1,883,150	273,893
Mobile marketing	500,321	—	—	500,321	72,769
Mobile games	130,392	—	—	130,392	18,965
Other services	7,065	—	178,002	185,067	26,916

Total net revenues	12,812,421	417,998	178,002	13,408,421	1,950,174
Cost and expenses (vi):
Cost of revenues	(6,572,954)	(174,858)	(435,085)	(7,182,897)	(1,044,709)
Research and development	(614,064)	(146,580)	—	(760,644)	(110,631)
Sales and marketing	(1,269,493)	(520,161)	(22,608)	(1,812,262)	(263,583)
General and administrative	(472,057)	(121,887)	(46,079)	(640,023)	(93,087)

Total cost and expenses	(8,928,568)	(963,486)	(503,772)	(10,395,826)	(1,512,010)
Other operating income	252,458	173	1,066	253,697	36,899

Income (loss) from operations	4,136,311	(545,315)	(324,704)	3,266,292	475,063
Interest income	268,583	4,285	78	272,946	39,698
Interest expense	(56,503)	—	—	(56,503)	(8,218)
Impairment loss on long-term investments	(43,200)	—	—	(43,200)	(6,283)

Income (loss) before income tax and share of income on equity method investments	4,305,191	(541,030)	(324,626)	3,439,535	500,260
Income tax (expenses) benefits	(716,729)	21,824	(4,743)	(699,648)	(101,760)

Income (loss) before share of income on equity method investments	3,588,462	(519,206)	(329,369)	2,739,887	398,500
Share of income on equity method investments	48,660	—	—	48,660	7,077

Net income (loss)	3,637,122	(519,206)	(329,369)	2,788,547	405,577

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	ended December 31, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	16,240	5,421	—	21,661	3,150
Research and development	89,811	62,995	—	152,806	22,225
Sales and marketing	129,004	13,923	—	142,927	20,788
General and administrative	163,440	99,413	566	263,419	38,313

Total cost and expenses	398,495	181,752	566	580,813	84,476

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	4,136,311	(545,315)	(324,704)	3,266,292	475,063
Share-based compensation	398,495	181,752	566	580,813	84,476
Amortization of intangible assets from business acquisitions	—	87,300	—	87,300	12,698

Non-GAAP operating income (loss)	4,534,806	(276,263)	(324,138)	3,934,405	572,237
Net income (loss)	3,637,122	(519,206)	(329,369)	2,788,547	405,577
Share-based compensation	398,495	181,752	566	580,813	84,476
Amortization of intangible assets from business acquisitions	—	87,300	—	87,300	12,698
Tax impacts	—	(21,823)	—	(21,823)	(3,174)

Non-GAAP net income (loss)	4,035,617	(271,977)	(328,803)	3,434,837	499,577